

October 14, 2011

Via E-Mail
Ms. Kimberly Tharp
Chief Financial Officer
Florida Gaming Corporation
3500 NW 37th Avenue
Miami, Florida 33142

> **Re: Florida Gaming Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-09099**

Dear Ms. Tharp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis or Plan of Operation
Fiscal Year 2010 Compared with Fiscal Year 2009, page 19

1. We note that your discussion of the results of operations includes a quantification of the changes in revenues and expenses between periods. However, in addition to the quantification of the changes, we believe that a discussion of the reasons why the changes occurred would be beneficial to the reader. For example, you disclose that pari-mutuel revenue decreased by 40% between 2009 and 2010, however you do not disclose the reasons for the decrease. Please revise future filings to discuss the significant change between periods for each of the revenue or expense line items, as applicable.

Notes to the Financial Statements

General

2. In light of the significant amount of property, plant and equipment recorded on your balance sheet as of December 31, 2010 and 2009, please revise the notes to the financial statements in future filings to disclose your accounting policy for reviewing long-lived assets for potential impairment. Your disclosure should include the method used to evaluate potential impairment and any significant assumptions included in the analysis. Your disclosure in the Critical Accounting Estimates section of MD&A should be similarly revised to discuss your analysis as it relates to all long-lived assets, rather than just property held for sale.

Note H. Notes Payable and Long-Term Debt

3. We note your disclosure that under a March 2010 complaint, ICC demanded among other things, damages of $358,823 plus interest, costs and such further relief as the court deems proper. Please tell us if you have accrued any amount at December 31, 2010. If not, please explain to us why you do not believe accrual of the loss contingency was necessary at December 31, 2010. See guidance in ASC 450-20-25-2. Also, we note the disclosure in Note 11 to the Form 10-Q for the six months ended June 30, 2011 that in addition to paying the ICC loan in full, you paid Isle simulcast fees of $354,743 and collection of expenses in May 2011. Please tell us how you accounted for these fees and collection expenses in 2011 and tell us if these amounts relate to the damages sought in the March 2010 complaint. We may have further comment upon review of your response.

4. We note your disclosure that the Freedom Financial note was refinanced on May 1, 2009, again on September 1, 2009, March 1, 2010 and September 1, 2010 with maturity extended until September 1, 2011. Please tell us how you considered the guidance in ASC 470-50-40 in determining the appropriate accounting treatment for each refinancing and tell us whether the refinancing represented an exchange or modification of debt instruments with substantially different terms as defined in ASC 470-50-40.

Note J. Summer Jai-Alai

5. We note your disclosure that you recorded a gain of $1,907,509 in connection with the sale of your 21% interest in the Summer Jai-Alai Partnership in October 2010. Please provide us details as to how the $1,907,509 gain was calculated or determined. Include in your response the carrying amount of the investment in the Partnership prior to the sale. Also, please describe for us the nature of the terms related to the APUA including the responsibilities of the company in relation to the Summer Permit subsequent to the October 2010 sale. In this regard, we note your disclosure on page 4 of your filing that all revenue of any type produced, and all costs, expenses, and liabilities incurred from the Summer operations that specifically occur at the Facility during the APUS's term belongs

entirely to the centers. Please clarify for us the nature of any continuing involvement the Company has in the Summer Permit and why you believe that gain recognition was appropriate in this transaction.

Form 10-Q for the six months ended June 30, 2011

Statements of Cash Flows, page 6

6. We note from your consolidated statements of cash flows and from the disclosures included in Note 11 that certain of your debt obligations have been modified to provide for payable-in-kind interest. Please confirm that you will reflect these amounts as cash flows from operating activities in the periods when this payable-in-kind interest is paid.

Note 4. Options and Warrants, page 9

7. We note your disclosure that on July 11, 2011 you extended 362,500 options for one year and recorded an expense for these options in the third quarter. Please tell us and disclose in future filings the amount of expense recognized for this extension of the options and the assumptions used to determine the value of the options at the time of the modification.

8. We note your disclosure that in connection with the April 25, 2011 Credit Agreement, the lenders received warrants to acquire 35% of the stock in Centers (Centers Warrants) and warrants equal to 30% of your fully diluted common equity ownership (Company warrants). Please explain to us and disclose in the notes to the financial statements in future filings, how you accounted for these warrants at the time of their issuance. Your response and revised disclosure should include all significant assumptions used in determining the value of the warrants, as applicable.

Note 8. Credit Agreement, page 12

9. We note your disclosure that on April 25, 2011 in connection with the closing of the Credit agreement, several Note obligations of the company were modified, among other things, to increase maturity dates and give the option of paid-in kind interest. Please tell us how you considered the guidance in ASC 470-50-40 in determining the appropriate accounting treatment for each of the debt modifications and tell us whether the refinancing represented an exchange or modification of debt instruments with substantially different terms as defined in ASC 470-50-40.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 28

10. We note from your disclosure that some of the components of "Other Assets" at June 30, 2011 include $5,338,198 in capitalized financing costs, $1,677,233 in loan points, prepaid slot license of $2,500,000, $250,000 to the Florida Council on Compulsive

Gambling, and prepaid insurance of $1,105,274. Please tell us and disclose in the notes to the financial statements in future filings, how you are accounting for the capitalized financing costs and loan points. Also, please tell us and disclose in future filings the nature of the prepaid slot license and how you will account for the asset in future reporting periods (i.e. amortization period).

Form 8-K furnished July 21, 2011

11. We note from your disclosures in the Form 8-K furnished July 21, 2011 that on July 7, 2011 the County Board approved the Street Closing Resolutions to close 37th Avenue and following this vote, the Company is required to pay up to $1,000,000 for remediation of 36th Avenue, $570,000 which will be paid for design and engineering costs of the 36th Avenue remediation. Please tell us, and disclose in future filings, how you have accounted for this remediation liability in the third quarter of 2011. If you have not recorded the liability in the third quarter of 2011, please tell us why not and explain how you will account for the costs in future reporting periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief